EXHIBIT 12

FLORIDA POWER CORPORATION

Statement of Computation of Ratios
(Dollars In millions)

Ratio of Earnings to Fixed Charges:

	Twelve Months
	Ended		Year Ended
	September 30,		December 31,

	1999	1998	1998	1997

NET INCOME	$276.7	$240.2	$250.1	$135.9

Add:

Operating Income Taxes	152.5	136.2	140.3	69.9

Other Income Taxes	4.6	0.2	0.7	—

Income Before Taxes	433.8	376.6	391.1	205.8

Total Interest Charges	125.8	137.8	136.5	117.3

Total Earnings (A)	$559.6	$514.4	$527.6	$323.1

Fixed Charges (B)	$125.8	$137.8	$136.5	$117.3

Ratio of Earnings to Fixed Charges (A/B)	4.45	3.73	3.87	2.75

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